UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly held Company

CNPJ nº 02.558.157/0001-62 – NIRE 35.3.0015881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”) (B3: VIVT3; NYSE: VIV), in the form and for the purpose of CVM Resolution No. 44/2021 (“CVM Resolution 44”), hereby informs its shareholders and the market in general that, with the goal of increasing its digital services portfolio, has signed a non-binding memorandum of understanding with Ânima Holding S.A. (“Ânima Educação”) for the creation of a joint-venture focused on education (“Operation”).

Through this vehicle, Ânima Educação, the largest and most innovative ecosystem of quality education in Brazil, with an 18-year track record in the education sector, and Telefônica Brasil, the leading telecommunications company in Brazil, with over 97 million fixed and mobile accesses, and significant experience in technology and the provision of digital services in numerous fields, aim to operate a digital education platform with online qualification courses, focused on lifelong learning and employability, in areas such as Technology, Business Administration and Tourism.

By associating Ânima Educação’s know-how in providing digital courses with Telefônica Brasil’s scale and distribution capacity, the joint venture will offer its customers personalized development paths, with up to date content that meets current job market demands, contributing with their development and emancipation.

Telefônica Brasil and Ânima Educação intend to each own a 50% stake in the joint-venture, and activities are planned to start in 2022. They will be run by a dedicated and totally independent team. The conclusion of the Operation is subject to the negotiation and signing of the final documents, as well as the prior approval of the Brazilian antitrust authority.

This initiative reinforces Telefônica Brasil’s positioning as a digital services hub, increasingly fulfilling its customers’ technology needs, while promoting accessible and quality educational services.

The Company will maintain its shareholders and the market in general updated about the evolution of the subject matter of this Notice to the Market, in compliance with the applicable regulations.

São Paulo, October 27th, 2021.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430 3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	October 27, 2021	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director